Exhibit 99.1

ESSA Pharma to Hold Annual Shareholders' Meeting and Announces Three Realm-Nominated Directors

HOUSTON, TX and VANCOUVER, June 21, 2019 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (Nasdaq: EPIX; TSX-V: EPI), a pharmaceutical company focused on developing novel therapies for the treatment of prostate cancer reminds investors that ESSA will hold its Annual General Meeting of Shareholders on Tuesday, June 25, 2019 at 2:00 PT, at the offices of Blake, Cassels & Graydon LLP at Suite 2600, 595 Burrard Street, Vancouver British Columbia, Canada.

As announced May 16, 2019, ESSA reached an agreement for ESSA to acquire Realm Therapeutics plc ("Realm"), with an expected completion by mid-year 2019, subject to customary closing conditions including approval of Realm shareholders (the "Acquisition").  Upon the close of the Acquisition, it is expected that ESSA's Board of Directors will be increased to nine members and that one current director of the Company will resign. ESSA is pleased to announce the three candidates nominated by the Realm Board of Directors. Those candidates are Alex Martin, Marella Thorell and Sanford Zweifach. Alex Martin is currently the Chief Executive Officer of Realm and is an experienced biotech executive, with considerable operational and business development experience.  Marella Thorell is currently the Chief Financial Officer of Realm. Ms. Thorell has served in a variety of roles over the last decade at Realm and brings to ESSA's board a broad financial experience. Sanford Zweifach is an experienced biotech executive with over 25 years in the life sciences industry.  Mr. Zweifach brings a wealth of experience in financing and managing small biopharma companies.

The re-constitution of ESSA's Board of Directors as described above is subject to, amongst other things, the completion of the Acquisition and the approval of the ESSA Board.

About Prostate Cancer
Prostate cancer is the second-most commonly diagnosed cancer among men and the fifth most common cause of male cancer death worldwide (Globocan, 2018). Adenocarcinoma of the prostate is dependent on androgen for tumor progression and depleting or blocking androgen action has been a mainstay of hormonal treatment for over six decades. Although tumors are often initially sensitive to medical or surgical therapies that decrease levels of testosterone, disease progression despite castrate levels of testosterone generally represents a transition to the lethal variant of the disease, metastatic CPRC ("mCRPC"), and most patients ultimately succumb to the illness. The treatment of mCRPC patients has evolved rapidly over the past five years. Despite these advances, additional treatment options are needed to improve clinical outcomes in patients, particularly those who fail existing treatments including abiraterone or enzalutamide, or those who have contraindications to receive those drugs. Over time, patients with mCRPC generally experience continued disease progression, worsening pain, leading to substantial morbidity and limited survival rates. In both in vitro and in vivo animal studies, ESSA's novel approach to blocking the androgen pathway has been shown to be effective in blocking tumor growth when current therapies are no longer effective.

Forward-Looking Statement Disclaimer
This release contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "look forward", "anticipate" and, "believe", and statements that an action or event "is expected", "is predicted", "should", "may" or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements regarding the expected closing and timing of the Acquisition, the expected changes to the Company's Board  and anticipated IND filing for EPI-7386 in the first quarter of 2020.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA's financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA's Annual Report on Form 20-F dated December 13, 2018 under the heading "Risk Factors", a copy of which is available on ESSA's profile on the SEDAR website at www.sedar.com or ESSA's profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA's SEDAR and EDGAR profiles. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please visit www.essapharma.com or follow us on Twitter under ESSA Pharma.

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SOURCE ESSA Pharma Inc

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For further information: Company: Peter Virsik, Chief Operating Officer, ESSA Pharma Inc., Contact: (778) 331-0962; Investor Relations: Alan Lada, Solebury Trout, Contact: (617) 221-8006, Email: alada@soleburytrout.com

CO: ESSA Pharma Inc

CNW 20:30e 21-JUN-19